Exhibit 99.1

China Digital TV Provides Update on the Sale of its Interests in Beijing Super TV

BEIJING, April 24, 2017 /PRNewswire/ -- China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or the "Company"), a leading provider of cable TV technology which enables China’s cable TV and IPTV network operators to offer diversified TV content services, today provided a further update on the sale of its interests in Beijing Super TV Co., Ltd. ("Super TV"), as held by Golden Benefit Technology Limited (“Golden Benefit”), an indirect wholly-owned subsidiary of the Company.

As referred to in a press release dated January 11, 2017, pursuant to the previously disclosed Equity Transfer Agreement dated November 7, 2016 (the “ETA”) and Supplemental Agreement to Equity Transfer Agreement dated December 28, 2016 (the “SA”), the Company has received, through its Chinese affiliate, an amount equal to RMB610 million less the previously received deposit from Changxing Bao Li Rui Xin Technology Co., Ltd. (the “Buyer”). Pursuant to the SA, the Buyer is required to exchange the total proceeds under the ETA deducting the tax withheld by the Buyer into US dollars and pay such exchanged amount to an offshore account designated by Golden Benefit.

So far, the Company’s offshore account has received a portion of the proceeds in US dollars equivalent to 100 million Renminbi. The remaining proceeds are still in the procedures of currency exchange from Renminbi to US dollar. There is no assurance as to when the Company’s offshore account will receive the remaining proceeds in US dollars.

China Digital TV’s press releases regarding its sale of its interests in Super TV and SEC filings can be found on the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

About China Digital TV

Founded in 2004, China Digital TV is a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, enabling them to bring these applications to household television sets and other mobile devices.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

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These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding the expected closing of the sale of the Company’s interests in Super TV and statements regarding the outlook and comments by management about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV's strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Investor Relations

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Xueli Song

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

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